Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG 151.6MM

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FOR IMMEDIATE RELEASE: NOVEMBER 28, 2005	No. 16/05

IAMGOLD ANNOUNCES THE SALE OF GOLD ROYALTIES

Toronto, Ontario, November 28, 2005 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) and Battle Mountain Gold Exploration Corp. (OTC-BB:BMGX) (“Battle Mountain”) are pleased to announce the sale and purchase of the majority of IAMGOLD’s royalty assets. The portfolio of eleven royalties includes net smelter return royalties on production from the Williams Mine, the Don Mario Mine and El Limon Mine. IAMGOLD retains the 1% diamond royalty on the Diavik diamond mine. The purchase price for the portfolio is USD $21,850,000 consisting of $15,850,000 in cash and 12,000,000 BMGX shares. Upon the close of the transaction, IAMGOLD will own approximately 15% of the outstanding shares of Battle Mountain.

IAMGOLD’s Chief Financial Officer, Grant Edey stated “Although the suite of gold royalties have long represented a stable and growing source of cash flow for us, given the expansion in our African mining assets, and our focus on mine development and operations, senior management and the Board have decided that the gold royalties are more appropriately held within a corporation focused on a royalty business model. We fully endorse Battle Mountain’s growth strategy, which is why we are retaining equity as part of the purchase consideration. We look forward to a successful relationship with Battle Mountain.”

Battle Mountain’s management believes that this important acquisition represents the foundation in building a significant international portfolio of gold assets. Mark Kucher, Battle Mountain’s Chairman and CEO stated “The IAMGOLD royalty portfolio is an excellent mix of current cash flow from the Williams, Don Mario and El Limon mines, near term production and cash flow from the Dolores, La India, and Relief Canyon deposits and future growth potential from the Seguenega, Marmato and Lluvia de Oro properties. We will complement the portfolio’s growth potential with our own exploration program in Nevada and leverage our intellectual capital using the royalty model.”

The transaction is expected to close in early 2006.

For further information please contact:

IAMGOLD Corporation:

Grant Edey		Lisa Doddridge
Chief Financial Officer		Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note: This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.